

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2020

Russell Horowitz
Executive Chairman and Co-CEO
Marchex, Inc.
520 Pike Street, Suite 2000
Seattle, WA 98101

> **Re: Marchex, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 9, 2020**
> **File No. 333-249952**

Dear Mr. Horowitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services